UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Filing of Form 20F 2023	2

Press Release

TELEFÓNICA: FILING OF 2023 ANNUAL REPORT ON FORM 20-F

Telefónica, S.A. has filed with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2023. A copy of this report is available on the Company's website at the shareholders and investors’ section:

https://www.telefonica.com/en/shareholders-investors/financial-reports/20-f-sec-filing

Moreover, Telefónica's shareholders, including holders of Telefónica’s American Depositary Shares, may obtain, free of charge, a printed copy of the Company’s complete audited financial statements.

For a copy, requests should be addressed to:

Shareholders Office                            Investors Relations Department

Ronda de la Comunicación, s/n                 Ronda de la Comunicación, s/n
28050 –Madrid-                                28050 –Madrid-
SPAIN                                        SPAIN

Toll free number (calls within Spain):             Tel. +34 91 482 8700
900 111 004
Email: accion.telefonica@telefonica.com        Email: ir@telefonica.com

Madrid, February 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 23, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors